UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)
Emmaus Life Sciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29137P109
(CUSIP Number)
Chung Kyoon Lee Chief Executive Officer KPM Tech Co. Ltd. Dan-Wan-Gu San-Dan-Ro 163 Beon-Gil 122, An-San-Shi Gyeong-Gi-Do, South Korea 82 3 1489 4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29137P109	13D	Page 1 of 4

1.	Name of reporting person.

KPM Tech Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒
3.	SEC Use
Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person			-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				☒
13.	Percent of Class Represented by Amount in Row
	(11)		0%
14.	Type of Reporting Person (See Instructions)
	CO

CUSIP No. 29137P109	13D	Page 2 of 4

1.	Name of reporting person.

Hanil Vacuum Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒
3.	SEC Use
Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person			0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)				☒
13.	Percent of Class Represented by Amount in Row
	(11)		0%
14.	Type of Reporting Person (See Instructions)
	CO

CUSIP No. 29137P109	13D	Page 3 of 4

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) is filed on behalf of the Reporting Persons to amend the Reporting Persons’ Schedule 13D (the “Initial Report”) pertaining to the common stock, par value $0.001 per share (“Common Stock”), of Emmaus Life Sciences, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Report.

Item 4.	Purpose of Transaction.

On December 8, 2017, KPM and Hanil sold to Telecon Inc., a company organized under the laws of the Republic of South Korea, in a privately negotiated transaction 3,777,787 shares and 666,667 shares, respectively, of Common Stock at a price of U.S.$6.60 per share.

Item 5.	Interest in Securities of the Issuer

(f)         As a result of sales described in Item 4, above, the Reporting Persons ceased to own beneficially any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 29137P109	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018	KPM Tech Co. Ltd.

	By:	/S/ CHUNG KYOON LEE
Name: Chung Kyoon Lee
Title: Chief Executive Officer

Hanil Vacuum Co., Ltd.

	By:	/S/ CHUNG KYOON LEE
Name: Chung Kyoon Lee
Title: Chief Executive Officer